

Mail Stop 3561

March 24, 2016

Via E-mail
John Bentivoglio
Chief Executive Officer
Event Cardio Group Inc.
7694 Colony Palm Drive
Boynton Beach, Florida 33436

> **Re:** **Event Cardio Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 14, 2016**
> **File No. 000-52518**

Dear Mr. Bentivoglio:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Authorized Capital Amendment

1. You indicate that your stockholders have approved an increase of the number of shares of capital stock you are authorized to issue from 200,000,000 to 310,000,000 shares. However, the certificate of amendment to your articles of incorporation states that "the Corporation shall be authorized to issue 310,000,000,000 shares of capital stock…." Please reconcile here and throughout the information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Vincent J. McGill, Esq.
Eaton & Van Winkle LLP